Exhibit 99.114

MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended March 31, 2024

Background

This Management’s Discussion and Analysis (“MD&A”) has been prepared based on information available to DeFi Technologies Inc. (“we”, “our”, “us”, “DeFi” or the “Company”) containing information through May 15, 2024, unless otherwise noted. The MD&A provides a detailed analysis of the Company’s operations and compares its financial results for the three months ended March 31, 2024 and 2023. The financial statements and related notes of DeFi have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). Please refer to the notes of the December 31, 2023 annual audited consolidated financial statements for disclosure of the Company’s significant accounting policies. The Company’s presentation currency is the Canadian dollar. Unless otherwise noted, all references to currency in this MD&A refer to Canadian dollars.

Additional information, including our press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online under the Company’s SEDAR profile at www.sedar.com.

Cautionary Statement Regarding Forward Looking Information

Except for statements of historical fact relating to DeFi certain information contained herein constitutes forward-looking information under Canadian securities legislation.  The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “goal”, “predict”, “potential”, “should”, “believe”, “intend” or the negative of these terms and similar expressions are intended to identify forward-looking information and statements. The information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information and statements. Such statements reflect the Company’s current views with respect to certain events, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance, or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated, or expected. With respect to the forward-looking statements contained herein, although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the Company’s lack of operating history as an investment company; the volatility of the market price of the common shares of the Company; risks relating to the trading price of the common shares of the Company relative to net asset value; risks relating to available investment opportunities and competition for investments; the volatility of the share prices of investments in public companies; the dependence on management, directors and the investment committee; risks relating to additional funding requirements; potential conflicts of interest and potential transaction and legal risks, conflict of interests and litigation risks, as more particularly described under the heading “Risk Factors” in this MD&A and in the Company’s Annual Information Form (“AIF”) filed with Canadian securities regulators. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Restatement of Previously Issued Condensed Interim Consolidated Financial Statements

The Company reassessed the application of IFRS on the accounting for the valuation of the Company’s holdings in 3iQ and Seba Bank AG as well as the valuation of Valour’s Genesis loan and collateral. As a result of the restatement: (i) digital assets was reduced by $10,188,642 to $104,235,682; and (ii) private investments, at fair value through profit and loss was reduced by $13,489,824 to $30,370,117 as at March 31, 2023, with an retained earnings impact at March 31, 2023 of $23,678,466. For more details, please refer to Note 24 of the condensed consolidated interim financial statements of the Company for three months ended March 31, 2024 and 2023. The change in accounting is considered the correction of an error for accounting purposes and, as such, required a restatement of the financial statements for the three months ended March 31, 2023. Due to the accounting error, the Company’s management has concluded that there was a material weakness in its internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements and Management’s Discussion and Analysis will not be prevented or detected on a timely basis.

Overview of the Company

The Company is a publicly listed issuer on the NEO Exchange trading under the symbol “DEFI”. The Company is a crypto-native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance. The Company’s mission is to expand investor access to industry-leading decentralized technologies which it believes lie at the heart of the future of finance. On behalf of its shareholders and investors, it identifies opportunities and areas of innovation, and builds and invests in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. The Company does so through four distinct business lines: Valour Asset Management, DeFi Ventures, DeFi Infrastructure and Reflexivity LLC.

The Company’s condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying condensed consolidated interim financial statements.

Investment Pillars

DeFi generates revenue through four core pillars:

Valour Asset Management

The Company, through its 100% ownership of Valour Inc., is developing Exchange Traded Products (“ETPs”) that synthetically track the value of a single DeFi protocol or a basket of protocols. ETPs simplify the ability for retail and institutional investors to gain exposure to DeFi protocols or basket of protocols as it removes the need to manage a wallet, two-factor authentication, various logins, and other intricacies that are linked to managing a decentralized finance protocol portfolio.

DeFi Ventures

The Company, whether by itself or through its subsidiaries, invests in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets.

DeFi Infrastructure

The Company’s DeFi Infrastructure line of business offer governance services and products within the DeFi ecosystem. The Company uses its expertise in DeFi to offer node management of decentralized protocols to support governance, security and transaction validation for their networks.

Reflexivity LLC

The Company’s Reflexivity LLC line of business specializes in producing cutting-edge research reports for the cryptocurrency industry. Reflexivity has also focused on creating a large third-party distribution channel for its research, which has been accomplished by partnering with platforms such as TradingView, eToro and others.

Highlights For The Three Months Ended March 31, 2024 And Subsequent Events:

●	On February 7, 2024, the Company has completed its acquisition of Reflexivity Research LLC, a premier private research firm that specializes in producing research reports for the cryptocurrency industry. Reflexivity , co-founded by Anthony Pompliano and Will Clemente, offers crypto-native research designed for traditional finance investors. Reflexivity's research is distributed via their homepage, a premium membership portal, and an email list of over 55,000 investors which generates a positive cash flow for Reflexivity.

●	On February 9, 2024, the Company completed the acquisition of intellectual property (IP) from prominent Solana developer Stefan Jorgensen. The IP acquired encompasses a suite of sophisticated features, including advanced liquidity provisioning, innovative trading strategies and technologies, along with the distribution, management and analytics of decentralized financial data. These elements are tailored to support the Solana-focused trading desk operated by both Defi Technologies and Valour Inc

●	On February 20, 2024, the Company launched its physical-backed staking exchange-traded product (ETP) for the Internet Computer Protocol (ICP) token. The Valour Internet Computer Protocol ETP (ISIN: GB00BS2BDN04) provides retail and institutional investors with trusted, secure and diversified exposure to the innovative and fast-growing Internet Computer ecosystem. The Internet Computer adds autonomous serverless cloud functionality to the public Internet -- making it possible to build almost any system or service entirely on a decentralized network. Developers and enterprises no longer have to rely on legacy information technology systems that are susceptible to hacks and downtime. The Internet Computer is a tamper-proof and unstoppable network, a new paradigm of computing power.

●	On March 18, 2024, the Company's subsidiary Valour Inc. partnered with Bitcoin Suisse AG and Stoxx in launching the innovative 1Valour Stoxx Bitcoin Suisse Digital Asset Blue Chip ETP. This pioneering product marks a significant step forward in the digital asset market, providing a diversified investment approach to the top blue-chip digital assets in a simple and secure manner.

●	On April 8, 2024, the Company opened a new trading desk in the United Arab Emirates (UAE). As part of this strategic initiative, the Company aims to expand its assets under management (AUM) by launching 15 new ETP products in 2024, in addition to the 17 already listed in Europe, followed by another 30 in 2025.

●	On April 17, 2024, the Company entered into a collaboration with the Core Foundation to develop innovative ETPs (exchange-traded products) that leverage Core Chain's unique blockchain capabilities, introducing a first-of-its-kind yield-bearing BTC ETP and a novel Core ETP. The yield-bearing BTC ETP will offer yield directly from Core Chain's block rewards. This groundbreaking initiative marks a first in the market, as the previously passive BTC asset becomes productive and yield-bearing without moving off the bitcoin network.

●	On April 18, 2024, the Company launches the first short spot bitcoin (BTC) ETP.

●	On May 7, 2024, the Company's subsidiary, Valour Inc. successfully repaid US$19.5 million in outstanding loans. As of April 30, 2024, and due to favourable business conditions, Valour has fully repaid balances of US$6 million and US$13.5 million, which were secured by bitcoin (BTC) and Ethereum (ETH) collateral, respectively. No further equity or debt was raised to repay the loan. The loans, which were structured with open-term tenures allowing for flexible repayment, were fully repaid on April 30, 2024. This strategic financial management will result in substantial savings for the Company.

●	On May 13, 2024, the Company's subsidiary Valour Inc. launched three new ETPs. Among these offerings are the Valour Internet Computer (ICP) ETP and the Valour Toncoin (TON) ETP, the first of their kind in the Nordics. These are accompanied by the Valour Chainlink (LINK) ETP, providing simplified access to cutting-edge digital assets. Trading of all three ETPs commenced on May 10, 2024, with a 1.9 per cent management fee.

Digital Assets

As at March 31, 2024, the Company’s digital assets consisted of the below digital currencies, with a fair value of $875,418,425 (December 31, 2023 - $489,865,638). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking the mid-point price at 17:30 CET digital asset exchanges consistent with the final terms for each ETP. The primary digital asset exchanges used to value digital assets are Kraken, Bitfinex, Binance, Coinbase and Bitstamp. Where digital assets held do not have pricing on these exchanges, other exchanges would be used. On all material coins, Kraken, Bitfinex, Coinbase and Bitstamp were used. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Vomex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.The Company’s holdings of digital assets consist of the following:

	March 31, 2024 Quantity	$	December 31, 2023 Quantity	$
Binance Coin	1,513.1116	1,197,048	236.4452	97,710
Bitcoin	2,381.8503	192,744,913	2,271.3329	108,983,280
Ethereum	21,676.5143	104,937,646	21,537.4066	65,956,320
EthereumPoW	0.2000	1.3550	0.2000	1
Cardano	61,168,793.2691	54,197,047	54,210,783.1700	43,306,306
Polkadot	2,027,300.6397	26,185,430	1,666,147.7880	18,371,365
Solana	1,699,772.18	429,694,885	1,682,112.49	235,733,109
Shyft	4,539,407.2792	58,143	4,539,407.2792	78,314
Uniswap	318,909.1202	5,408,351	296,352.0602	2,932,687
USDC		691		673
USDT		24,858		111,856
Litcoin	-	-	17.3931	1,719
Doge	373,126.4335	111,280	220,474.3947	26,652
Cosmos	11,245.3147	188,145	11,700.0000	171,497
Avalanche	421,146.8852	31,249,900	248,151.6644	13,148,105
Matic	18,786.3068	25,463	0.0003	-
Ripple	5,229,376.9426	4,403,827	76,029.7317	62,737
Enjin	56,055.3285	38,388	432,342.3671	223,237
Tron	584,329.3077	95,263	118,490.5094	16,581
Terra Luna	203,002.3956	-	202,302.5360	-
ICP	911,662.5358	22,988,977	-	-
AAVE	28.7781	4,924	-	-
LINK	1,330.8496	34,389	-	-
Current	77,589,845	873,589,568	63,728,357	489,222,151
Blocto	264,559.703	9,464	264,559.703	10,503
Boba Network	250,000.00	-	250,000.00	-
Clover	450,000.00	46,426	450,000.00	19,831
Maps	285,713.000	-	285,713.000	-
Mobilecoin	2,855.5045	-	2,855.5045	-
Oxygen	400,000.000	-	400,000.000	-
Pyth	2,500,000.00	1,495,483	2,500,000.00	503,669
Saffron.finance	86.21	5,206	86.21	2,619
Sovryn	15,458.95	42,189	15,458.95	12,863
Wilder World	148,810.00	230,089	148,810.00	94,002
Volmex Labs	2,925,878.0000	-	2,925,878.0000	-
Long-Term		1,828,857		643,487
Total Digital Assets		875,418,425		489,865,638

The continuity of digital assets for the three months ended March 31, 2024 and year ended December 31, 2023:

	March 31, 2024	December 31, 2023
Opening balance	$489,865,638	$104,202,085
Digital assets acquired	200,399,402	318,355,007
Digital assets disposed	(149,972,147)	(244,656,544)
Realized gain (loss) on digital assets	69,689,782	(1,017,247)
Digital assets earned from staking, lending and fees	5,808,001	3,554,587
Net change in unrealized gains and losses on digital assets	247,433,275	324,976,115
Foreign exchange gain (loss)	12,194,474	(15,548,363)
	$875,418,425	$489,865,638

Digital assets held by counterpart for the three months ended March 31, 2024 and year ended December 31, 2023:

	March 31, 2024	December 31, 2023
Counterparty A	$400,829,962	$421,687,911
Counterparty B	34,162,937	30,592,947
Counterparty C	5,017,256	2,775,287
Counterparty D	24,187,888	11,785,440
Counterparty E	9,430,477	8,633,491
Counterparty F	25,810,607	837,948
Counterparty G	15,214,935	8,840,988
Counterparty H	24,443,622	-
Other	1,640,342	248,294
Self custody	334,680,399	4,463,332
Total	$875,418,425	$489,865,638

As of March 31, 2024, digital assets held as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin	816.4876	$41,880,406
Ethereum	9,946.4729	48,148,787
Total	10,762.9605	$90,029,194

As at March 31, 2024, the 475 Bitcon held by Genesis Global Capital LLC (“Genesis”) as collateral against a loan has been written down to $9,050,472 (US$6,679,315), the fair value of the loan and interest held with Genesis.

As of December 31, 2023, digital assets held as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin	1,158.2614	$46,860,266
Ethereum	9,263.7800	28,369,770
Total	10,422.0414	$75,230,036

As at December 31, 2023, the 475 Bitcon held by Genesis as collateral against a loan has been written down to $8,690,623 (US$6,570,862), the fair value of the loan and interest held with Genesis.

In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain fiat and digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

Digital Assets loaned

As of March 31, 2024, the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 2.4% to 9.7% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of December 31, 2023, the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 2.4% to 9.7% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of March 31, 2024, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Digital assets on loan:
Ethereum	8,500.0000	41,146,716	32%
Cardano	19,000,000.0000	16,834,655	13%
Polkadot	1,800,000.0000	23,249,524	18%
Uniswap	150,000.0000	2,543,836	2%
Avalanche	300,000.0000	22,261,810	17%
Bitcoin	250.0365	24,038,007	18%
Total	21,258,750.0365	$130,074,548	100%

As of December 31, 2023, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Digital on loan:
Ethereum	7,000.0000	21,437,084	8%
Cardano	8,500,000.0000	6,790,228	3%
Polkdot	1,373,835.0000	15,148,250	6%
Solana	1,572,441.0000	220,363,625	82%
Avalanche	125,009.0000	6,623,496	2%
Total	11,578,285.0000	$270,362,684	100%

As of March 31, 2024, the digital assets on loan by significant borrowing counterparty is as follow:

	Interest rates	Number of coins on loan	Fair Value
Digital assets on loan:
Counterparty A	2.4% to 9.7%	21,258,500.0000	106,036,541
Counterparty D	3.79%	250.0365	24,038,007
Total		21,258,750.0365	$130,074,548

As of December 31, 2023, the digital assets on loan by significant borrowing counterparty is as follow:

	Interest rates	Number of coins on loan	Fair Value
Digital on loan:
Counterparty A	2.4% to 9.7%	11,578,285.0000	270,362,684
Total		11,578,285.0000	$270,362,684

As of March 31, 2024, digital assets on loan were concentrated with counterparties as follows:

	Geography	March 31, 2024
Digital assets on loan:
Counterparty A	Cayman Islands	82%
Counterparty D	United States	18%
Total		100%

As of December 31, 2023, digital assets on loan were concentrated with counterparties as follows:

	Geography	December 31, 2023
Digital on loan:
Counterparty A	Cayman Islands	100%
Total		$100%

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company's due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. As of March 31, 2024 and December 31, 2023, the Company does not expect a material loss on any of its digital assets on loan. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

Digital Assets Staked

As of March 31, 2024, the Company has skated select digital assets to borrowers at annual rates ranging from approximately 3.12% to 8.88% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of December 31, 2023, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 3.15% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of March 31, 2024, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Digital assets on staked:
Cardano	38,201,004.7950	33,847,408	9%
Solana	1,315,000.0000	332,426,181	91%
Total	39,516,004.7950	$366,273,589	100%

As of December 31, 2023, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Digital on staked:
Cardano	38,201,004.7950	30,516,888	100%
Total	38,201,004.7950	$30,516,888	100%

As of March 31, 2024, the digital assets staked by significant borrowing counterparty is as follow:

	Interest rates	Number of coins staked	Fair Value
Digital on staked:
Counterparty B	3.12%	38,201,004.7950	33,847,408
Self custody	8.88%	1,315,000.0000	332,426,181
Total		39,516,004.7950	366,273,589

As of December 31, 2023, the digital assets staked by significant borrowing counterparty is as follow:

	Interest rates	Number of coins staked	Fair Value
Digital on staked:
Counterparty B	3.15%	38,201,004.7950	30,516,888
Total		38,201,004.7950	$30,516,888

As of March 31, 2024, digital assets staked were concentrated with counterparties as follows:

	Geography	March 31, 2024
Digital on staked:
Counterparty B	Switzerland	9%
Self custody	Switzerland	91%
Total		9%

As of December 31, 2023, digital assets staked were concentrated with counterparties as follows:

	Geography	December 31, 2023
Digital on staked:
Counterparty B	Switzerland	100%
Total		100%

The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk. The Company limits these risks by placing its digital assets staked with open term durations without lockups as a standard for all staking arrangements. The Company also places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company's due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds. As of March 31, 2024 and December 31, 2023, the Company does not expect a material loss on any of its digital assets staked. While the Company intends to only transact with counterparties that it believes to meets the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

Third Party Custodians

As of March 31, 2024, the Company used the following third-party custodians (each, a “Custodian”) in the ordinary course of business of its DeFi Ventures business line as well as for digital asset underlying Valour ETPs:

Custodian	Location
Bitcoin Suisse AG	Switzerland
Anchorage Digital	United States
B2C2 Overseas LTD	Cayman Islands

Each of the Custodians have not appointed a sub-custodian to hold crypto assets owned by the Company. The Custodians hold and safeguard the digital assets deposited by the Company and its subsidiaries. The Custodians also offer lending and staking services. The Custodians are not Canadian financial institutions. None of the Custodians are related parties of the Company.

Each Custodian maintains general commercial insurance on its own behalf, but the Corporation and other clients of such Custodians are not named insured under such policies. The Company is not aware of any security breaches or similar incidents at the Custodians. The Company believes that any event of insolvency or bankruptcy of a Custodian would be treated in accordance with the insolvency or bankruptcy laws of the applicable jurisdiction of such Custodian.

As of March 31, 2024, the breakdown of digital assets deposited with each Custodian as a percentage of total digital assets custodied by the Company and its subsidiaries is as follows:

Custodian	Location	% of digital assets custodied by market value (1)	Regulatory Body
Bitcoin Suisse AG	Switzerland	3.9%	Financial Services Standards Association (VQF). Zug. Switzerland
Anchorage Digital	United States	2.7%	Office of Comptroller of Currency
B2C2 Overseas LTD	Cayman Islands	45.3%	Cayman Islands Monetary Authority (CIMA)

Note 1: As at March 31, 2024; Residual digital assets served as collateral for loans with B2C2-Group (approx. 10.2%; B2C2 UK FCA-regulated) and Genesis Global Capital LLC (5.2%; subject to bankruptcy proceeding/filing as of 19 January 2023).

Valour diligences and reviews counterparty risk in accordance with the following principles:

●	Valour shall strive to spread counterparty risk between several counterparties, where relevant and practical.

●	In relevant situations and as far as possible, counterparty (and settlement) risk shall be mitigated by conducting transactions in well-established settlement systems based on the principles of delivery versus payment or payment versus payment.

●	The below methodology is to be applied when proposing and selecting counterparties and when granting limits on counterparty risk score.

●	The counterparties are reviewed in regular intervals and re-evaluated.

●	In case of significant events such as negative news or credit events, Valour can decide to close the business relationship with a counterparty irrespective of the review cycle.

●	Valour manages a counterparty scorecard and captures, assesses and monitors the below information.

1.	Contact information

The name, the website and contact person at the exchange/counterparty, as well as the responsible onboarding owner on Valour side.

2.	Current status

The current status of the relationship, the connection type, as well as the services, products and currency pairs used on the respective exchange/counterparty have to be documented and kept up to date

3.	Country of registration and regulation

The country in which the exchange/counterparty is registered must be documented. In addition all countries in which the exchange/counterparty holds a regulatory licence have to be assessed and documented by stating the licence number (if applicable).

4.	Country risk

The country of registration as well as the country/-ies of regulation are evaluated by using the country risk matrix. The country risk matrix considers the FATF (and equivalent) country evaluation, the Transparency.org Corruption Perception Index (CPI) as well as the VQF SRO country risk recommendations.

5.	Adverse media search

An adverse media search is being conducted. For example, information about an exchange having been hacked in the past or any news about a negative reputation, regulatory breaches etc. are documented.

6.	Public exchange scores

Publicly available information and risk scores from data sources such as Coinmarketcap and Coingecko are being collected and documented.

7.	Information security certification

The exchange/counterparty information security certification status is assessed. Information about the possession of certifications such as AICPA SOC 1, SOC 2 Type I and SOC 2 Type II as well as ISO 27001 are documented.

8.	Insurance coverage

Information about insurance protection and regulatory status in terms of investor protection are assessed and documented.

9.	Proof of reserves

It is being checked if the exchange/counterparty has made the public wallet addresses of its cold and hot storage publicly available or if any other cryptographic means of verification of the reserves held in custody are either publicly available or have been audited.

10.	Risk evaluation

The risk score is evaluated on a scale of 1 to 5, with 1 being the lowest risk and 5 being the highest risk. Based on the information collected in the scorecard, with a focus on regulatory licences, a risk score is calculated and documented for each exchange or counterparty. By carefully evaluating the risk score, we can ensure that we are making responsible business decisions and protecting our customers and stakeholders.

11.	Business justification and restrictions

In cases where an exchange or counterparty presents increased risks, a business justification must be provided. We must carefully consider the potential exposure and take appropriate measures to limit it through restrictions, thresholds, or other means. Any decision to establish a business relationship with an exchange or counterparty with increased risks must be approved by the board.

12.	Recurring review schedule

The review date and review frequency of all exchanges/counterparties are documented and tracked in the scorecard. A review once a year is set as the default standard, however, an ad-hoc review has to be considered in case of any event that may result in any of the assessment criteria being changed.

13.	Account closure

If the exchange or counterparty has been identified with an increased risk, such as a risk score of 4 or 5, Valour will determine if it is necessary to close the business relationship. This decision is based on the potential exposure and the potential impact on the business and stakeholders.

If it is determined that the business relationship should be terminated, a plan for closing the relationship is developed in a controlled and orderly manner. This may include transferring outstanding transactions, closing accounts, and ensuring that all necessary documents and records are properly transferred or retained. The decision to close the business relationship is communicated to the exchange or counterparty and a timeline for the closure is provided. Once the business relationship has been successfully terminated, the counterparty scorecard is updated in order to reflect the closure.

By following this process, we can ensure that we are taking a responsible and proactive approach to closing business relationships with risky counterparties. This can help protect our customers and stakeholders and maintain the integrity of our business operations.

Self-Custody of Digital Assets

At March 31, 2024, the Company’s had self-custody of digital assets totaling $334,680,399 (December 31, 2022 - $4,463,332).

The Company maintains controls around the meta mask and other hot and cold wallets includes only senior management having access to the accounts, passwords, seed phases, etc. All copies of passwords and seed phases are secured with senior management. Duplicate copies of the passwords and seeds phases are held by two members of the senior management in different locations.

Staking and Lending Policy

The Company’s lending arrangements policy is as follows:

(a) which party has legal title

The lender authorizes the counterparty e.g., Anchorage to draw down lent assets. Typically, the counterparty / borrower is then permitted to use Client’s Designated Assets for any lawful purpose.

(b) the status of the assets in the event of insolvency of the borrower

The lender shall have full recourse to Counterparty for any obligations hereunder in equity and at law. Upon any event of default, the lender shall be entitled to seek all remedies available at law or in equity for the full amount or any unpaid principal of any advance, accrued but unpaid fees or other amounts or property payable hereunder against Lender in addition to enforcing its security interest.

(c) contractual limitation on use and transfer of lent items by borrower

Typically, the Counterparty is then permitted to use client’s designated assets for any lawful purpose.

(d) borrower's ability to initiate transactions with the borrowed assets, including but not limited to: sell, lend, pledge, and/or hypothecate

Typically, the Counterparty is then permitted to use Client’s Designated Assets for any lawful purpose, including selling, lending, pledging and/or hypothecating. Certain lending agreements require Counterparties to grant a security interest to the Company on any assets that are further lent out.

(e) borrowers’ rights regarding “co-mingling”

There is no specific language in the lending agreement but given the Counterparties can use for any lawful purpose, the Company’s believes that comingling can occur.

(f) callability terms and conditions (including “notice period”, if any).

Termination. Client may terminate any Advance of its Designated Assets upon three (3) business days’ prior notice (the date of such termination, the “Termination Date”), from time to time at its sole discretion through an Electronic Notice.

Investments, At Fair Value, Through Profit and Loss, As At March 31, 2024

At March 31, 2024, the Company’s investment portfolio consisted of nine private investments for a total estimated fair value of $41,793,929 (December 31, 2023 – nine private investments for a total estimated fair value of $43,540,534).

Private Investments

At March 31, 2024, the Company’s nine private investments had a total fair value of $41,793,929.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.		187,007 common shares	261,605	$1,246,700	3.0%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,190,763	5.2%
Earnity Inc.		85,142 preferred shares	130,946	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	630,505	677,568	1.6%
Neuronomics AG		724 common shares	128,898	128,898	0.3%
SDK:meta, LLC		1,000,000 units	3,420,000	-	0.0%
Amina Bank AG		3,906,250 non-voting shares	34,498,750	37,550,000	89.9%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	-	0.0%
Total private investments			$41,284,669	$41,793,929	100.0%

(i)	Investments in related party entities

At December 31, 2023, the Company’s nine private investments had a total fair value of $43,540,534.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.		187,007 common shares	$261,605	$1,216,890	2.8%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,138,380	4.9%
Earnity Inc.		85,142 preferred shares	130,946	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	630,505	661,366	1.5%
Neuronomics AG		724 common shares	128,898	128,898	0.3%
SDK:meta, LLC		1,000,000 units	3,420,000	-	0.0%
Amina Bank AG (formerly SEBA Bank AG)	(i)	3,906,250 non-voting shares	34,498,750	39,395,000	90.5%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	-	0.0%
Total private investments			$41,284,669	$43,540,534	100.0%

(i)	Investments in related party entities

3iQ Corp (“3iQ”)

On September 31, 2020, the Company acquired 187,007 shares of 3iQ through its acquisition of DeFi. 3iQ is a leading bitcoin and digital asset fund manager. As at March 31, 2024, 3iQ was valued at $1,246,700. The investment represented 0.1% of the total assets of the Company. A 10% decline in the fair market value of 3iQ would result in an estimated increase in loss to DeFi of $124,670.

Brazil Potash Corp. (“BPC’)

On September 11, 2020, the Company acquired 404,200 common shares of BPC through the sale of its royalty interest. BPC is a Canadian private company which engaged in the extraction and processing of potash ore, an essential input for agriculture in Brazil.  As at March 31, 2024, BPC was valued at $2,190,764 which was based on BPC August 2022 financing prices. The investment represented 0.2% of the total assets of the Company. A 10% decline in the fair market value of BPC would result in an estimated increase in loss to DeFi of $219,076.

Earnity Inc. (“Earnity”)

On December 3, 2021, the Company acquired 85,142 series A preferred shares of Earnity. Earnity is a group of dedicated fintech veterans who believe managing cryptocurrency should be a lot easier. As at March 31, 2024, Earnity was valued at $nil which was based on Earnity’s ceasing operations. The investment represented 0.0% of the total assets of the Company. A 10% decline in the fair market value of Earnity would result in an estimated increase in loss to DeFi of $0.

Luxor Technology Corporation (“LTC”)

During the year ended December 31, 2021, the Company subscribed US$162,500 ($203,874) in LTC for the rights to certain preferred shares of LTC. During Q3, 2021, these rights were converted into 25,204 series A preferred shares and 76,429 of series A-1 preferred shares. LTC is building infrastructure to support the next generation of digital assets. As at March 31, 2023, LTC was valued at $677,568 which was based on LTC December 2021 financing prices. The investment represented 0.1% of the total assets of the Company. A 10% decline in the fair market value of LTC would result in an estimated increase in loss to DeFi of $67,757.

SDK: meta, LLC (“SDK”)

During Q2, 2021, the Company signed a share exchange agreement with SDK and traded 3 million shares of the Company with 1 million membership units of SDK at a fair value of $3,42,000. SDK is a privately held Web3 blockchain technology company driving mass adoption of user-centric platforms and mobile consumption of decentralized finance and related offerings. During 2022, the Company impaired its investment in SDK:Meta LLC as they were unsuccessful in raising additional funds to continue to advance the company. As at March 31, 2024, SDK was valued at $nil. The investment represented 0.0% of the total assets of the Company. A 10% decline in the fair market value of SDK would result in an estimated increase in loss to DeFi of $0.

Amina Bank AG (“Amina”)

During Q1, 2022, the Company acquired 3,906,250 non-voting shares for $34,498,750. Amina is a pioneer in the financial industry and is the only global smart bank providing a fully universal suite of regulated banking services in the emerging digital economy. As at March 31, 2024, Amina was valued at $37,550,000 which was based on a market approach. The investment represented 3.8% of the total assets of the Company. A 10% decline in the fair market value of Amina would result in an estimated increase in loss to DeFi of $3,755,000.

Skolem Technologies Ltd. (“STL”)

During Q4, 2021, these rights were converted into 16,354 series A preferred shares. STL is an Institutional DeFi trade execution platform. As at March 31, 2024, STL was valued at $nil which was based on STL ceasing operations. The investment represented 0.0% of the total assets of the Company. A 10% decline in the fair market value of STL would result in an estimated increase in loss to DeFi of $0.

VolMEX Labs Corporation (“VLC”)

During Q1, 2021, the Company invested US$30,000 ($37,809) in VLC for the rights to certain preferred shares of VLC. VLC is a protocol for volatility indices and non-custodial trading build on Ethereum. As at March 31, 2024, VLC was valued at $0. The investment represented 0.0% of the total assets of the Company. A 10% decline in the fair market value of VLC would result in an estimated increase in loss to DeFi of $0.

Financial Results

The following is a discussion of the results of operations of the Company for the three months ended March 31, 2024, and 2023. They should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2024 and 2023 and related notes.

Three months ended March 31, 2024 and 2023:

	Three months ended March 31
	2024	2024
Revenues
Realized and net change in unrealized gains and losses on digital assets	$317,123,056	$63,018,533
Realized and net change in unrealized gains and losses on ETP payables	(328,253,885)	(75,513,491)
Staking and lending income	5,808,001	571,813
Management fees	1,731,882	215,677
Research revenue	501,868	-
Node revenue	4,675	5,821
Realized (loss) on investments, net	-	(587)
Unrealized (loss) gain on investments, net	(1,839,032)	357,353
Interest income	868	829
Total revenues	(4,922,567)	(11,344,052)
Expenses
Management and consulting fees	1,453,118	1,089,615
Share based payments	1,617,515	941,286
Travel and promotion	574,534	117,293
Office and rent	595,564	628,628
Accounting and legal	252,906	213,526
Regulatory and transfer agent	92,015	67,407
Depreciation - property, plant and equipment	3,236	3,236
Depreciation - right of use assets	-	34,034
Amortization - intangibles	517,225	509,575
Finance costs	1,737,514	1,286,466
Transaction costs	490,397	232,775
Foreign exchange (gain) loss	823,144	10,461
Impairment loss	4,962,021	-
Total expenses	13,119,189	5,134,302
Net (loss) for the period	(18,041,756)	(16,478,354)
Other comprehensive loss
Foreign currency translation loss	(1,269,052)	33,889
Net (loss) and comprehensive (loss) for the period	$(19,310,808)	$(16,444,465)

For the three months ended March 31, 2024, the Company recorded a net (loss) of $(18,041,756) ($(0.06) per basic share) on total revenues of $(4,922,567) compared to net income (loss) of $(16,478,354) ($(0.08) per basic share) on total revenues of $(11,344,052) for the three months ended March 31, 2023.

For the three months ended March 31, 2024, realized and net change in unrealized gains and loss on digital assets was $317,123,056 and realized and net change in unrealized gains and loss on ETP payables was $(328,253,885). Higher digital asset prices in 2024 resulted in gains on our digital assets that were offset by losses on ETP payables due to the increased share price of the ETPs.

The Company earned staking and lending income of $5,808,001 for the three months ended March 31, 2024 compared to $571,813 for the same periods in 2023. The Company actively stakes and lends its digital assets to earn additional revenue. The staking and lending income was significantly higher for the three months ended March 31, 2024 due to the increased digital asset prices as well as the Company staking and lending more digital assets compared to 2023.

The Company had management fee revenue of $1,731,882 for the three months ended March 31, 2024 compared to $215,677 for the same periods in 2023. In 2024, the Company’s had higher AUM and additional ETP products resulting higher management fees.

The Company had node revenue of $4,675 for the three months ended March 31, 2024 compared to $5,821 for the same period in 2023. During the three months ended March 31, 2024, the Company earned 340,039.11663 (March 31, 2023 – 178,442.922056) Shyft tokens for its services. The decreased revenue in 2024 is due to lower token price.

The Company had realized gain (loss) on investments of $nil for the three months ended March 31, 2024 compared to $(587) for the same periods in 2023. The Company had unrealized gain (loss) on investments of $(1,839,032) compared to $357,353 in the prior period. The unrealized loss for the three months ended March 31, 2024 primarily consisted of unrealized loss on SEBA.

Management and consulting fees were $1,453,118 during the three months ended March 31, 2024 compared to $1,089,615 during the same periods in 2023.

Share based payments were $1,617,515 during the three months ended March 31, 2024 compared to $941,286 in the same periods in 2023. The Company granted 125,000 options to a consultant of the Company during 2023 compared to the 1,200,000 options and 1,000,000 deferred share units to directors, officers and consultants of the Company during 2022. The higher share-based payments in 2024 is a result the vesting of options and DSU granted in 2023.

Travel and promotion was $574,534 during the three months ended March 31, 2024 compared to $117,293 during the same period in 2023. Corporate activities and business development increased in 2024 compared to 2023.

Office and rent was $595,564 during the three months ended March 31, 2024 compared to $628,628 during the same periods in 2023.

Accounting and legal was $252,906 during the three months ended March 31, 2024 and $213,526 during the same periods in 2023.

Total depreciation and amortization was $520,461 for the three months ended March 31, 2024 from $546,845 during the prior period in 2023. This relates to the equipment, right of use assets and intangible assets acquired as part of the acquisitions of Reflexivity LLC, DeFi Capital and Valour.

Finance costs were $1,737,514 for the three months ended March 31, 2024 compared to $1,286,466 during the prior periods in 2023. The increase in financing costs relates to the interest expense on the digital asset provider loans and other loans of the Company. The interest rates on these loans were higher in 2024 compared to 2023.

Transaction costs were $490,397 for the three months ended March 31, 2024 compared to $232,775 in the prior period. The increase in transaction costs relates to the trading of digital assets as brokerage commission and ETP issuance costs.

Foreign loss was $823,144 for the three months ended March 31, 2024 compared to $10,461 in the prior period. The loss reflects the currency fluctuations primarily in Company’s digital asset and ETPs which are denominated in US dollars, Swedish Krona, Euro and Swiss Franc.

Impairment loss was $4,962,021 for the three months ended March 31, 2024 compared to $nil in the prior period. The Company impaired the costs related to the Solana IP acquisition in Q1 2024.

During the three months ended March 31, 2024, the Company used $57,050,633 in operations of which $353,147 was used by changes in working capital, $200,399,402 was used to purchase digital assets offset by $149,972,147 was provided from the disposal of digital assets. During the comparative three months ended March 31, 2023, the Company used $14,498,854 in operations of which $1,798,919 was provided by the changes in working capital, $90,978,084 was used to purchase digital assets offset by $77,173,457 was provided from the disposal of digital assets. The cash used from operations was higher in 2024 compared to 2023 due to a higher net loss in 2024 and the increased net purchase of digital assets in 2024 was $(50,427,255) compared in 2023 the net purchase of digital assets was $(13,804,627) reflecting increased activity in digital asset market.

During the three months ended March 31, 2024, $59,312,083 was provided by financing activities compared to $13,999,153 in the prior period. The Company received proceeds of $266,299,553 from ETP holders and $53,077 provided from warrant exercises offset by $207,040,547 used for payments to ETP holders. During the three months ended March 31, 2023, the Company received proceeds of $49,015,215 from ETP holders and proceeds of $4,319,901 from loans offset by $39,335,963 used for payments to ETP holders. The cash provide from financing was higher in 2024 compared to 2023 due to higher net ETP sales in 2024.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the execution and development of its new investment strategy and business operations. Such execution and development may take years to complete and the amount of resulting income, if any, is difficult to determine.

To date, the Company has not had any negative impact to the Company’s digital assets holdings with the bankruptcies of Celsius, Voyager and Blockfi, with the exception for a small exposure to FTX as it held some of its own digital assets on the exchange. The Company has been able to roll over its loan payable with the digital asset providers on similar terms throughout the year. The Company has successfully raised approximately $1.5M from new investors in 2022 via private placements financings and in 2023 successfully raised $4.6M from new loans and $4.5M from private placement financings.

The Company loaned and staked more digital assets in Q1 2024 compared to Q1 2023 and as a result the Company earned more revenue via staking and lending. Higher AUM in the Company’s fee earning ETPs in Q1 2024 compared to the same period 2023 resulted in higher management fees. Overall, the Company’s total revenues improved in 2024 as a result of improving digital asset markets.

The Company plans on funding its current working capital deficiency through a number of ways such as raising funds via private placement financings and debt financings, looking to monetizing its private investments, launching new products to increase the Company’s revenues and reducing costs.

DeFi relies upon various sources of funds for its ongoing operating activities. These resources include proceeds from dispositions of investments, interest and dividend income from investments and private placement financing.

Loans Payable

On January 14, 2022 and January 17, 2022, the Company entered into various loans with a digital asset liquidity provider totaling $46,235,200 (US$37,000,000). On April 4, 2022, the Company entered into a loan with a second digital asset provider for US$5,500,000. In April 2022, the Company partially repaid of one of the loans of US$3,500,000, while the remainder of these loans have since been renewed and continue to be outstanding. The Company has spread the loans among three different digital asset liquidity providers to reduce single entity concentration and be able to obtain more competitive rates. As Of March 31, 2024, the loan principal of $53,522,500 (US$39,500,000) (December 31, 2023 - $53,242,700 (US$39,500,000)) was outstanding. The loans terms are 90 days and open term and have interest rates ranging from 9.5% and 18%. These extended loans are secured with 658 BTC and 9,946 ETH.

One of Company’s digital asset liquidity provider loans payable is held with Genesis. On January 20, 2023, Genesis declared bankruptcy and currently is not allowing withdrawals and not extending new loans. On March 15, 2023, the Court ruled that the Genesis debtors may not sell, buy or trade in crypto assets without prior consent by the creditors. The Court also allowed for the payment of some service providers required for upholding the operations but nothing beyond that. The Company’s loan with Genesis is an open term loan. The Genesis loan and interest payable is US$6,679,315 and secured with 475 BTC.

On March 23, 2023, the Company entered into a loan agreement with an institutional investment firm that specializes in long-term asset backed financing for secured loan of $4,101,300 (US$3,000,001). The loan is secured by 158.2614 BTC. The Company paid a 1% origination fee to the lender. The principal is due eighteen months from the closing date. Interest payments of US$24,375 are due quarterly with the first payment due on June 23, 2023. As of March 31, 2024, the loan principal of $4,065,000 (US$3,000,001) (December 31, 2023 - $3,967,801 (US$3,000,001)) was outstanding.

DeFi used cash of $57,164,106 in its operating activities during the three months ended March 31, 2024. Included in cash used in operations are $200,399,402 used in the purchase of digital assets, $353,147 used by changes of working capital and $149,972,147 generated from the disposal of digital assets. DeFi also provided $59,312,083 in financing activities. Included in cash provided in financing activities are $266,299,553 from proceeds from ETP holders, $53,077 from warrant exercises offset by $207,040,547 used for payments to ETP holders.

As at March 31, 2024, the Company’s sources of funds include the estimated fair value of its cash of $9,412,862, equity investments of $41,793,929 and digital assets of $875,418,425 offset by total liabilities of $975,069,685.

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates.

As at March 31, 2024 and December 31, 2023, the Company had the following financial and non-financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

	March 31, 2024
	United States	British	Swiss	Euro
Cash	$324,773	$20,291	$1,736,698	$5,618,349
Receivables	153,143	-	-	1,677
Private investments	4,115,032	-	37,678,898	-
Prepaid expenses	2,033,569	-	-	-
Digital assets	875,418,425	-	-	-
Accounts payable and accrued liabilities	(1,115,106)	(75,692)	(78,831)	(21,948)
Loan payable	(57,587,500)	-	-	-
ETP holders payable	(907,927,865)	-	-	-
Net assets (liabilities)	$(84,585,529)	$(55,401)	$39,336,766	$5,598,078

	December 31, 2023
	United States Dollars	British Pound	Swiss Franc	European Euro
Cash	$6,668,518	$-	$-	$-
Receivables	47,159	-	-	-
Private investments	4,016,636	-	39,395,000	-
Prepaid investment	1,509,824	-	-	-
Digital assets	489,865,637	-	-	-
Accounts payable and accrued liabilities	(3,080,229)	(74,466)	(101,828)	(21,939)
Loan payable	(56,210,709)
ETP holders payable	(508,130,490)	-	-	-
Net assets (liabilities)	$(65,313,654)	$(74,466)	$39,293,172	$(21,939)

As at March 31, 2024, United States Dollar was converted at a rate of $1.3550 (December 31, 2023 - $1.3226) Canadian Dollars to $1.00 US Dollar. British Pounds was converted at a rate of $1.7114 (December 31, 2023 - $1.6837) Canadian Dollars to 1.00 British Pound. Euro was converted at a rate of $1.4632 (December 31, 2023 - $1.4626) Canadian Dollars to 1.00 Euro. Swiss France was converted at a rate of $1.5020 (December 31, 2023 - $1.5758).

Capital Management

The Company considers its capital to consist of share capital, equity reserve and deficit. The Company’s objectives when managing capital are:

●	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

●	to give shareholders sustained growth in value by increasing shareholders’ equity; while

●	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

●	raising capital through equity financings; and

●	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders’ equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the three months ended March 31, 2024.

Commitments

Management Contract Commitments

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $2,299,500 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these consolidated financial statements. Minimum commitments remaining under these contracts were approximately $969,400, all due within one year.

Legal Commitments

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
	2024	2023	2023	2023	2023	2022	2022	2022
Revenue	$(4,922,567)	$8,548,779	$6,003,995	$7,147,292	$(11,344,052)	$(11,123,848)	$295,605	$(5,219,545)
Net(loss) income and comprehensive (loss) income	$(19,310,808)	$1,415,946	$(4,719,786)	$800,012	$(16,444,465)	$(254,464,521)	$(9,011,375)	$(18,870,125)
(Loss) income per Share - basic	(0.06)	-	(0.01)	-	(0.08)	(0.13)	(0.04)	(0.09)
(Loss) income per Share - diluted	(0.06)	-	(0.01)	-	(0.08)	(0.13)	(0.04)	(0.09)
Total Assets	$983,940,422	$591,960,107	$253,585,558	$259,787,932	$267,666,904	$194,003,779	$263,678,822	$241,666,497
Total Long Term Liabilities	$0	$0	$0	$0	$0	$1,709,911	$1,681,358	$0

Selected Annual Information

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

	31-Dec-23	31-Dec-22	31-Dec-21
(a) Net Revenue	10,356,014	(14,226,780)	$15,081,078
(b) Net Income (Loss) and Comprehensive Income (Loss)
(i) Total income (loss)	(18,948,293)	(69,135,318)	$(71,254,155)
(ii) Income (loss) per share – basic	(0.09)	(0.32)	(0.37)
(iii) Income (loss) per share – diluted	(0.09)	(0.32)	(0.37)
(c) Total Assets	591,960,108	194,003,779	$459,690,575
(d) Total Liabilities	573,516,045	166,094,517	$367,909,179

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

Compensation of Directors and Officers

During the three months ended March 31, 2024, the Company paid or accrued $300,006 (three months ended March 31, 2023 - $424,173) to directors and officers of the Company and $1,231,737 (three months ended March 31, 2023 - $134,971) to directors and officers of the Company in share-based compensation.

As March 31,2024, the Company had $15,000 (December 31, 2023 - $147,485) owing to its current key management, and $314,136 (December 31, 2023 - $314,136) owing to its former key management. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment or “due on demand”.

More detailed information regarding the compensation of officers and directors of the Company is disclosed in the management information circular and such information is incorporated by reference herein. The management information circular is available under profile of the Company on SEDAR at www.sedar.com

Related Party Transactions

The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of March 31, 2024 and December 31, 2023.

Investment	Nature of relationship to invesment	Estimated Fair value
Brazil Potash Corp.*	Officer (Ryan Ptolemy) of Investee	$2,190,764
Aminna Bank AG *	Former Director (Olivier Roussy Newton) of investee	37,550,000
Total investment - March 31, 2024		$39,740,764

*	Private companies

Investment	Nature of relationship to invesment	Estimated Fair value
Brazil Potash Corp.*	Officer (Ryan Ptolemy) of Investee	$2,138,380
Aminna Bank AG (formerlt SEBA Bank AG)*	Former Director (Olivier Roussy Newton) of investee	39,395,000
Total investment - December 31, 2023		$41,533,380

*	Private companies

Valour Inc. holds 4,000,000 common shares of the Company.

The Company has a diversified base of investors. To the Company’s knowledge, no one holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at March 31, 2024.

During the three months ended March 31, 2024, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

●	The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at March 31, 2024 the Company had a payable balance of $259,999 (December 31, 2023 - $226,000) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. Fred Leigh, a former director and former officer of the Company, is also a director of 2227929 Ontario Inc.

●	The Company incurred $3,958 (March 31, 2023 - $23,339) in legal fees to a firm in which a director of the Company is a partner. Included in accounts payable and accrued liabilities were legal expenses of $69,825 (December 31, 2023 – $165,868) incurred in the ordinary course of business at a law firm where a director of the company is a Partner.

●	Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($75,692) (December 31, 2023 - $74,466) expenses owed to Vik Pathak, a former director and officer of the Company.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

Financial Instruments and Other Instruments

Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the statements of financial position date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The Company has determined the carrying values of its financial instruments as follows:

●	The carrying values of cash, amounts receivable, accounts payable and accrual liabilities approximate their fair values due to the short-term nature of these instruments.

●	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company’s audited consolidated financial statements for the years ended December 31, 2023 and 2022.

●	Digital assets classified as financial assets relate to USDC which is measured at fair value

The following table illustrates the classification and hierarchy of the Company's financial instruments, measured at fair value in the statements of financial position as at March 31, 2024 and December 31, 2023.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique - observable market Inputs)	(Valuation technique - non-observable market inputs)	Total
Publicly traded investments	$-	$-	$-	$-
Privately traded invesments	-	-	41,793,929	41,793,929
Digital assets	-	691	-	691
March 31, 2024	$-	$691	$41,793,929	$41,794,619
Publicly traded investments	$-	$-	$-	$-
Privately traded invesments	-	-	43,540,534	43,540,534
Digital assets	-	673	–	673
December 31, 2023	$-	$673	$43,540,534	$43,541,207

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the period ended March 31, 2024 and December 31, 2023. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	March 31, 2024	December 31, 2023
Balance, beginning of period	$673	$1,586
Acquired (disposal)	18	(913)
Balance, end of period	$691	$673

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the period ended March 31, 2024 and December 31, 2023. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	March 31, 2024	December 31, 2023
Balance, beginning of period	$43,540,534	$30,015,445
Purchases	-	128,898
Unrealized gain/(loss) net	(1,746,605)	13,396,191
Balance, end of period	$41,793,929	$43,540,534

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at March 31, 2024 and December 31, 2023.

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
3iQ Corp.	$1,246,700	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,190,763	Recent financing	Marketability of shares	0% discount
Earnity	-	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	677,568	Recent financing	Marketability of shares	0% discount
Neuronomics AG	128,898	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	-	Recent financing	Marketability of shares	0% discount
Amina Bank	37,550,000	Market approach	Marketability of shares	0% discount
Skolem Technologies Ltd.	-	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	-	Recent financing	Marketability of shares	0% discount
March 31, 2024	$41,793,929

3iQ Corp.	$1,216,890	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,138,380	Recent financing	Marketability of shares	0% discount
Earnity	-	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	661,366	Recent financing	Marketability of shares	0% discount
SEBA Bank AG	39,395,000	Market approach	Marketability of shares	0% discount
Neuronomics AG	128,898	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	-	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	-	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	-	Recent financing	Marketability of shares	0% discount
December 31, 2023	$43,540,534

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour. As at March 31, 2024, the valuation of 3iQ was based on the recent transaction which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2024. As at March 31, 2024, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $124,670 (December 31, 2023 - $121,689) change in the carrying amount.

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s Royalties to a non-arms length party of the Company. As at March 31, 2024, the valuation of BPC was based on the August 2022 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2024. As at March 31, 2024, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $219,076 (December 31, 2023 - $213,828) change in the carrying amount.

Earnity Inc. (“Earnity”)

On April 13, 2021, the Company subscribed US$40,000 ($50,076) to acquire certain rights to certain future equity of Earnity (see Note 3). As at March 31, 2024, the valuation of Earnity was determined to be nil based on Earnity ceasing operations. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at March 31, 2024, a +/- 10% change in the fair value of Earnity will result in a corresponding +/- $nil (December 31, 2023 - $nil) change in the carrying amount.

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed US$100,000 ($128,060) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed additional rights of US$62,500 ($75,787). As at March 31, 2024, the valuation of LTC was based on the December 2021 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2024. As at March 31, 2024. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $67,757 (December 31, 2023 - $66,137) change in the carrying amount.

SDK:Meta LLC

On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company valuing the investment at $3,420,000. During 2022, the Company impaired its investment in SDK:Meta LLC as they were unsuccessful in raising additional funds to continue to advance the company. As at March 31, 2024, the valuation of SDK:Meta LLC was $nil (December 31, 2023 - $nil). Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at March 31, 2024, a +/- 10% change in the fair value of SDK:Meta LLC will result in a corresponding +/- $nil (December 31, 2022 - $nil) change in the carrying amount.

Amina Bank AG (formerly SEBA Bank AG) (“Amina”)

On January 14, 2022, the Company invested $34,498,750 to acquire 3,906,250 non-votes shares of Amina. As at March 31, 2024, the valuation of Amina was based on a market approach which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2024. As at March 31, 2024, a +/- 10% change in the fair value of SEBA will result in a corresponding +/- $3,755,000 (December 31, 2022 +/- $3,939,500) change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. On October 29, 2021, the Company rights were converted into 16,354 series A preferred shares. As at March 31, 2024, the valuation of STL was determined to be nil based on STL ceasing operations. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2024. As at March 31, 2024, a +/- 10% change in the fair value of STL will result in a corresponding +/- $nil (December 31, 2023 - $nil) change in the carrying amount.

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested US$30,000 ($37,809) to acquire certain rights to the preferred shares of VLC. As at March 31, 2024, the valuation of VLC was nil. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2024. As at March 31, 2024, a +/- 10% change in the fair value of VLC will result in a corresponding +/- nil (December 31, 2023 - $nil) change in the carrying amount.

Outstanding Share Data

Authorized unlimited common shares without par value – 290,240,736 are issued and outstanding as at May 15, 2024.

Authorized 20,000,000 preferred shares, at 9% cumulative dividends, non-voting, non-participating, non-redeemable, non-retractable, and non-convertible – 4,500,000 are issued and outstanding as at May 15, 2024.

Stock options and convertible securities outstanding as at May 15, 2024 are as follows:

Stock Options:

23,530,000 with an exercise price ranging from $0.09 to $3.92 expiring between November 16, 2025 and May 12, 2029.

Warrants:

45,691,502 with an exercise price ranging from $0.20 to $0.30 expiring between November 14, 2024 and November 6, 2028.

Deferred shares units:

8,537,005 with vesting terms ranging from six months to two years.

Risks and Uncertainties

The Company is exposed to a number of risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. The following outlines certain risk factors specific to the Company. These risk factors could materially affect the Company’s future results and could cause actual events to differ materially from those described in forward–looking information relating to the Company. Please also refer to the Company’s AIF for the year ended December 31, 2023 filed on SEDAR for a full description of the Company’s risks in addition to those highlighted below.

Risks Relating to the Business and Industry of the Company

Staking and Lending of Cryptocurrencies, DeFi Protocol Tokens or other Digital Assets

The Company may stake or lend crypto assets to third parties, including affiliates. On termination of the staking arrangement or loan, the counterparty is required to return the crypto assets to the Company; any gains or loss in the market price during the period would inure to the Company. In the event of the bankruptcy of the counterparty, the Company could experience delays in recovering its crypto assets. In addition, to the extent that the value of the crypto assets increases during the term of the loan, the value of the crypto assets may exceed the value of collateral provided to the Company, exposing the Company to credit risks with respect to the counterparty and potentially exposing the Company to a loss of the difference between the value of the crypto assets and the value of the collateral. If a counterparty defaults under its obligations with respect to a loan of crypto assets, including by failing to deliver additional collateral when required or by failing to return the crypto assets upon the termination of the loan, the Company may expend significant resources and incur significant expenses in connection with efforts to enforce the staking or loan agreement, which may ultimately be unsuccessful.

Furthermore, the Company and its affiliates may also pledge and grant security over its crypto assets to secure loans. In the event that the Company or its affiliates defaults under its obligations with respect to the loan, including failure to repay the principal amount of the loan or accrued interest, lenders may realize upon its security and take possession to such pledged crypto assets.

The crypto assets that are staked, loaned or pledged to third parties by the Company include crypto assets held by Valour for the purposes of hedging its ETPs. The Company is exposed to a potentially significant liquidity risk if, for example, the aggregate sale of ETPs exceed the quantum of uncommitted cryptocurrency available to the Company to satisfy such sale requests. A similar risk applies with respect to individual reserves of each type of cryptocurrency should the sale of ETPs, and correspondingly, the underlying cryptocurrency, exceed the Company’s available reserves.

Custody Risk

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its DeFi Ventures business line as well as for digital assets underlying Valour ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

Cryptocurrencies, DeFi Protocol Tokens and Digital Assets Momentum Pricing Risk

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency and DeFi protocol token market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies and DeFi Protocol tokens inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of the Company’s cryptocurrency and DeFi protocol token inventory and thereby affect the Company’s shareholders.

The profitability of our operations will be significantly affected by changes in prices of cryptocurrencies, DeFi protocol tokens and other digital assets. Cryptocurrencies, DeFi protocol tokens and other digital assets prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond our control, including use of such cryptocurrencies, DeFi protocol tokens and other digital assets in the DeFi industry, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrencies, DeFi protocol tokens and other digital assets prices should decline and remain at low market levels for a sustained period, we could determine that it is not economically feasible to continue activities.

The price and trading volume of any crypto asset is subject to significant uncertainty and volatility, depending on several factors, including, but not limited to:

●	changes in liquidity, market-making volume, and trading activities;

●	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;

●	decreased user and investor confidence in crypto assets and crypto platforms;

●	negative publicity or events and unpredictable social media coverage or “trending” of crypto assets;

●	the ability for crypto assets to meet user and investor demands;

●	the functionality and utility of crypto assets and their associated ecosystems and networks;

●	consumer preferences and perceived value of crypto assets and crypto asset markets;

●	regulatory or legislative changes and updates affecting the cryptoeconomy;

●	the characterization of crypto assets under the laws of various jurisdictions around the world;

●	the maintenance, troubleshooting, and development of the blockchain networks;

●	the ability for crypto networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

●	interruptions in service from or failures of major crypto platforms;

●	availability of an active derivatives market for various crypto assets;

●	availability of banking and payment services to support crypto-related projects;

●	level of interest rates and inflation;

●	national and international economic and political conditions;

●	global cryptocurrency supply;

●	changes in the software, software requirements or hardware requirements underlying a blockchain network;

●	competition for and among various cryptocurrencies; and

●	actual or perceived manipulation of the markets for cryptocurrencies.

Cryptocurrencies, DeFi Protocol Tokens and Digital Assets Volatility Risk

As Valour’s ETPs track the market price of cryptocurrencies and DeFi protocol tokens, the value of the Common Shares relates partially to the value of such cryptocurrencies and DeFi protocol tokens, and fluctuations in the price of cryptocurrencies, DeFi protocol tokens and other digital assets could materially and adversely affect an investment in the Common Shares. Several factors may affect the price of cryptocurrencies, DeFi protocol tokens and other digital assets, including: the total number of cryptocurrencies, DeFi protocol tokens and other digital assets in existence; global cryptocurrency, DeFi protocol tokens and other digital assets demand; global cryptocurrencies, DeFi protocol tokens and other digital assets supply; investors’ expectations with respect to the rate of inflation of fiat currencies; investors’ expectations with respect to the rate of deflation of cryptocurrencies, DeFi protocol tokens and other digital assets; interest rates; currency exchange rates, including the rates at which cryptocurrencies, DeFi protocol tokens and other digital assets may be exchanged for fiat currencies; fiat currency withdrawal and deposit policies of cryptocurrency exchanges and liquidity of such cryptocurrency exchanges; interruptions in service from or failures of major cryptocurrency exchanges; Cyber theft of cryptocurrencies, DeFi protocol tokens and other digital assets from online wallet providers, or news of such theft from such providers or from individuals’ wallets; investment and trading activities of large investors; monetary policies of governments, trade restrictions, currency devaluations and revaluations; regulatory measures, if any, that restrict the use of cryptocurrencies, DeFi protocol tokens and other digital assets as a form of payment or the purchase of cryptocurrencies, DeFi protocol tokens and other digital assets; the availability and popularity of businesses that provide cryptocurrencies, DeFi protocol tokens and other digital assets and blockchain-related services; the maintenance and development of the open-source software protocol of various cryptocurrency or DeFi protocol networks; increased competition from other forms of cryptocurrency or payments services; global or regional political, economic or financial events and situations; expectations among cryptocurrencies, DeFi protocol tokens and other digital assets economy participants that the value of cryptocurrencies, DeFi protocol tokens and other digital assets will soon change; and fees associated with processing a cryptocurrency, DeFi protocol token or other digital asset transaction.

Cryptocurrencies, DeFi protocol tokens and other digital assets have historically experienced significant intraday and long-term price volatility. If cryptocurrency, DeFi protocol token and other digital asset markets continue to be subject to sharp fluctuations, shareholders may experience losses if they need to sell their Common Shares at a time when the price of cryptocurrencies, DeFi protocol tokens and other digital assets is lower than it was when they purchased their Common Shares. In addition, investors should be aware that there is no assurance that cryptocurrencies, DeFi protocol tokens and other digital assets will maintain their long-term value in terms of future purchasing power or that the acceptance of cryptocurrencies, DeFi protocol tokens and other digital assets payments by mainstream retail merchants and commercial businesses will continue to grow.

Cybersecurity Threats, Security Breaches and Hacks

As with any other computer code, flaws in cryptocurrency and DeFi protocol source code have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrencies and / or DeFi protocol tokens can occur.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin and other cryptocurrency exchange market since the launch of the Bitcoin Network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm the Company’s business operations or result in loss of the Company’s assets. Any breach of the Company’s infrastructure could result in damage to the Company’s reputation and reduce demand for the Common Shares, resulting in a reduction in the price of the Common Shares. Furthermore, the Company believes that if its assets grow, it may become a more appealing target for security threats, such as hackers and malware.

Any security procedures implemented cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by the Company. The security procedures and operational infrastructure of the Company may be breached due to the actions of outside parties, error or malfeasance of an employee of the Company or otherwise, and, as a result, an unauthorized party may obtain access to the Company’s cryptocurrency account, private keys, data or cryptocurrencies. Additionally, outside parties may attempt to fraudulently induce employees of the Company to disclose sensitive information in order to gain access to the Company’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of one of the Company’s accounts occurs, the market perception of the effectiveness of the Company could be harmed.

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack

Cryptocurrency Exchanges and other Trading Venues are Relatively New

The Company and its affiliates manages its holdings of cryptocurrency, DeFi protocol tokens and other digital assets through cryptocurrency exchanges. In particular, DeFi relies on cryptocurrency exchanges to be able to buy and sell the digital assets which its ETPs track. To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, in the past, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of these exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company.

Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation. On August 24, 2017 and June 11, 2018, the Canadian Securities Administrators published CSA Staff Notice 46-307 – Cryptocurrency Offerings and CSA Staff Notice 46- 308 – Securities Law Implications for Offerings of Tokens, respectively, each providing guidance on whether token offerings are subject to Canadian securities laws.

While the Company does not have operations in the United States, the Company reviews development of the cryptocurrency regulatory environment in the United States on an ongoing basis due to the proximity of United States to Canada. In comparison to traditional securities or commodities markets, U.S. law and regulation remains thinly developed with respect to financial services provided to the cryptocurrency and crypto asset markets. Although recent years have seen some guidance emerge with respect to the question of whether a crypto asset constitutes a security for certain purposes under U.S. law, there remains little or no clear legal authority or established practice with respect to the application to crypto assets of concepts like staking and lending of cryptocurrency, fungibility, settlement, trade execution and reporting, collateralization rehypothecation, custody, repo, margin, restricted securities, short sales, bankruptcy and insolvency and many others. Some or all of these concepts may be needed for crypto-related marketplaces to continue to grow, mature and attract institutional participants; there can be no assurances that rules and practices for such concepts will develop in the United States in a manner that is timely, clear, favorable to the Company or compatible with other jurisdictions’ regimes in which the Company operates. Furthermore, to the extent the Company offers any of these financial services, emerging regulation or enforcement activity may have a material impact on the Company’s ability to continue providing such service thereby affecting the Company’s revenues and profitability as well as its reputation and resources.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the common shares of the Company’s common shares. Such a restriction could result in the Company liquidating its cryptocurrency investments at unfavorable prices and may adversely affect the Company’s shareholders.

DeFi Venture Portfolio Exposure

Given the nature of the Company’s DeFi Venture activities, the results of operations and financial condition of the Company are dependent upon the market value of the securities, tokens and cryptocurrencies that comprise DeFi Venture’s portfolio assets. Market value can be reflective of the actual or anticipated operating results of companies or projects in the portfolio and/or the general market conditions that affect the technology, crypto and DeFi sectors. Various factors affecting these sectors could have a negative impact on the Company’s portfolio of investments and thereby have an adverse effect on its business. Additionally, the Company’s investments are mostly in early stage ventures that may never mature or generate adequate returns or may require a number of years to do so. Junior companies may never achieve commercial success. This may create an irregular pattern in the Company’s investment gains and revenues (if any) and an investment in the Company’s securities may only be suitable for investors who are prepared to hold their investment for a long period of time. Macro factors such as commodity prices, the growth and decline of disruptive technologies, including DeFi technologies, and global political and economic conditions could have an adverse effect on the mining, technological and Defi sectors, thereby negatively affecting the Company’s portfolio of investments. Company and project-specific risks, such as the risks associated with emerging companies and project in the technology, crypto and DeFi sectors generally, could have an adverse effect on one or more of the investments in the portfolio at any point in time. Company, project and industry-specific risks that materially adversely affect the Company’s investment portfolio may have a materially adverse impact on operating results.

Banks May Cut off Banking Services to Businesses that Provide Cryptocurrency-related Services

A number of companies that provide cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to cryptocurrency related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of the Company’s cryptocurrency inventory.

Impact of Geopolitical Events

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Company’s cryptocurrency holdings. The possibility of large-scale purchases of cryptocurrencies in times of crisis may have a short-term positive impact on the prices of same. Future geopolitical crises may erode investors’ confidence in the stability of cryptocurrencies and may impair their price performance which would, in turn, adversely affect the Company’s cryptocurrency holdings.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Company’s operations and profitability.

Further Development and Acceptance of Cryptocurrency and DeFi Networks

The further development and acceptance of cryptocurrency and other cryptographic and algorithmic protocols governing the issuance of transactions in cryptocurrencies and DeFi Protocols, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of such networks may adversely affect the value of the corresponding cryptocurrencies and DeFi Protocol tokens, and thus may adversely affect the Company’s operations. The factors affecting the further development of the industry, include, but are not limited to the following:

●	continued worldwide growth in the adoption and use of cryptocurrencies and DeFi;

●	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency and DeFi systems;

●	changes in consumer demographics and public tastes and preferences;

●	the maintenance and development of the open-source software protocol of relevant networks;

●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	general economic conditions and the regulatory environment relating to digital assets and decentralized finance; and

●	negative consumer sentiment and perception of cryptocurrencies.

Currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Company’s operations, investment strategies, and profitability.

As relatively new products and technologies, cryptocurrencies have not been widely adopted, for example as a means of payment for goods and services, by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies. The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services or other direct use cases that may arise. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Company’s operations, investment strategies, and profitability. Further, if fees increase for recording transactions in the applicable Blockchain, demand for cryptocurrencies may be reduced and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of cryptocurrencies.

There are material risks and uncertainties associated with custodians of digital assets

We multiple custodians (or third-party “wallet providers”) to hold digital assets for our DeFi Ventures business line as well as for digital assets underlying Valour ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. We could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. We may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the our execution of hedging ETPs, the value of our assets and the value of any investment in our common shares.

Risk of Loss, Theft or Destruction of Cryptocurrencies

There is a risk that some or all of the Company’s cryptocurrencies could be lost, stolen or destroyed. If the Company’s cryptocurrencies are lost, stolen or destroyed under circumstances rendering a party liable to the Company, the responsible party may not have the financial resources sufficient to satisfy the Company’s claim.

Irrevocability of Transactions

Bitcoin and most other cryptocurrency and DeFi protocol token transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies or DeFi protocol tokens may be irretrievable. Such transactions are not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of cryptocurrencies or a theft of cryptocurrencies generally will not be reversible and the Company may not be capable of seeking compensation for any such transfer or theft. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

Potential Failure to Maintain the Cryptocurrency Networks

Many cryptocurrency networks, including the Bitcoin Network, operates based on an open-source protocol maintained by the core developers of such networks and other contributors. As such protocols are not sold and their uses do not generate revenues for its development team, the core developers are generally not compensated for maintaining and updating such network protocols. Consequently, there is a lack of financial incentive for developers to maintain or develop such networks and the core developers may lack the resources to adequately address emerging issues with such network protocol. Although the many networks, including the Bitcoin Network, is currently supported by the core developers, there can be no guarantee that such support will continue or be sufficient in the future. To the extent that material issues arise with the such network protocol and the core developers and opensource contributors are unable to address the issues adequately or in a timely manner, such networks and an investment in the Common Shares may be adversely affected.

Potential Manipulation of Blockchain

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains control of more than 50% of the processing power dedicated to mining on the Bitcoin Network, it may be able to alter or manipulate the Blockchain on which the Bitcoin Network and most Bitcoin transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new Bitcoins or transactions using such control. The malicious actor could “double-spend” its own Bitcoins (i.e., spend the same Bitcoins in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin Network or the Bitcoin community did not reject the fraudulent blocks as malicious, reversing any changes made to the Blockchain may not be possible. To the extent that the Bitcoin ecosystem, including the core developers and the administrators of mining pools, do not act to ensure greater decentralization of Bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin Network will increase.

Miners May Cease Operations

If the award of Bitcoins or other cryptocurrencies for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners in relevant networks, miners may cease expending processing power to solve blocks and confirmations of transactions on the Bitcoin Blockchain or other networks could be slowed. A reduction in the processing power expended by miners on the applicable blockchain network could increase the likelihood of a malicious actor or botnet obtaining control.

Risks Related to Insurance

The Company intends to insure its operations in accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such insurance may not be available, may be uneconomical for the Company, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the Company.

Concentration of Investments

Other than as described herein, there are no restrictions on the proportion of the Company’s funds and no limit on the amount of funds that may be allocated to any particular investment. The Company may participate in a limited number of investments and, as a consequence, its financial results may be substantially adversely affected by the unfavorable performance of a single investment. Completion of one or more investments may result in a highly concentrated investment in a particular company, commodity or geographic area resulting in the performance of the Company depending significantly on the performance of such company, commodity or geographic area. As at March 31, 2024, the Company’s investments through its Defi Venture business arm comprise of $43,622,786 represented approximately 4.4% of the Company’s total assets.

We operate in a highly competitive industry and we compete against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

The cryptoeconomy is highly innovative, rapidly evolving, and characterized by healthy competition, experimentation, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. Our DeFi ETPs and DeFi Governance business line compete against several companies and expect that we will face even more competition in the future. These competitors could have various competitive advantages over us, including but not limited to:

●	greater name recognition, longer operating histories, and larger market shares;

●	larger sales and marketing budgets and organizations;

●	more established marketing, banking, and compliance relationships;

●	greater resources to make acquisitions;

●	lower labor, compliance, risk mitigation, and research and development costs;

●	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and

●	substantially greater financial, technical, and other resources.

If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results, and financial condition could be adversely affected.

Harm to our brand and reputation could adversely affect our business.

Our reputation and brand may be adversely affected by complaints and negative publicity about us, even if factually incorrect or based on isolated incidents. Damage to our brand and reputation may be caused by:

●	cybersecurity attacks, privacy or data security breaches, or other security incidents;

●	complaints or negative publicity about us, our ETPs, our management team, our other employees or contractors or third-party service providers;

●	actual or alleged illegal, negligent, reckless, fraudulent or otherwise inappropriate behavior by our management team, our other employees or contractors or third-party service providers;

●	unfavorable media coverage;

●	litigation involving, or regulatory actions or investigations into our business;

●	a failure to comply with legal, tax and regulatory requirements;

●	any perceived or actual weakness in our financial strength or liquidity;

●	any regulatory action that results in changes to or prohibits certain lines of our business;

●	a failure to operate our business in a way that is consistent with our values and mission;

●	a sustained downturn in general economic conditions; and

●	any of the foregoing with respect to our competitors, to the extent the resulting negative perception affects the public’s perception of us or our industry as a whole.

Private Issuers and Illiquid Securities

Through its DeFi Ventures business line, the Company invests in securities and / or digital assets of private issuers or projects. These may be subject to trading restrictions, including hold periods, and there may not be any market for such securities or digital assets. These limitations may impair the Company’s ability to react quickly to market conditions or negotiate the most favourable terms for exiting such investments. Investments in private issuers or projects are subject to a relatively high degree of risk. There can be no assurance that a public market will develop for any of the Company’s private investments, or that the Company will otherwise be able to realize a return on such investments.

The value attributed to securities and / or digital assets of private issuers or projects will be the cost thereof, subject to adjustment in limited circumstances, and therefore may not reflect the amount for which they can actually be sold. Because valuations, and in particular valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have resulted if a ready market had existed for the investments.

The Company may also invest in illiquid securities of public issuers. A considerable period of time may elapse between the time a decision is made to sell such securities and the time the Company is able to do so, and the value of such securities could decline during such period. Illiquid investments are subject to various risks, particularly the risk that the Company will be unable to realize its investment objectives by sale or other disposition at attractive prices or otherwise be unable to complete any exit strategy. In some cases, the Company may be prohibited by contract or by law from selling such securities for a period of time or otherwise be restricted from disposing of such securities. Furthermore, the types of investments made may require a substantial length of time to liquidate.

The Company may also make direct investments in publicly traded securities that have low trading volumes. Accordingly, it may be difficult to make trades in these securities without adversely affecting the price of such securities.

Cash Flow, Revenue and Liquidity

The Company’s revenue and cash flow is generated primarily from financing activities, proceeds from the disposition of investments, management fees of ETPs and staking and lending activities of cryptocurrencies and DeFi protocol tokens. The availability of these sources of income and the amounts generated from these sources depend upon various factors, many of which are outside of the Company’s direct control. The Company’s liquidity and operating results may be adversely affected if its access to the capital markets is hindered, whether as a result of a downturn in the market conditions generally or to matters specific to us, if the value of our investments decline, resulting in losses upon disposition, if there is low demand for our ETPs, resulting in lack of management fees received, and if rates provided by counterparties for staking and lending decrease.

Dependence on Management Personnel

The Company is dependent upon the efforts, skill and business contacts of key members of management, the Board and the Advisory Board, for among other things, the information and deal flow they generate during the normal course of their activities and the synergies that exist amongst their various fields of expertise and knowledge. Accordingly, the Company’s success may depend upon the continued service of these individuals who are not obligated to remain consultants to the Company. The loss of the services of any of these individuals could have a material adverse effect on the Company’s revenues, net income and cash flows and could harm its ability to maintain or grow existing assets and raise additional funds in the future.

Sensitivity to Macro-Economic Conditions

Due to the Company’s focus on decentralized finance industry, the success of the Company’s investments is interconnected to the growth of disruptive technologies. The Company may be adversely affected by the falling share prices of the securities of investee companies, cryptocurrencies, DeFi Protocol tokens and other crypto assets, as the trading price for the Common Shares may reflect the estimated aggregate value of the Company’s portfolio of investments and assets under management. The factors affecting current macro-economic conditions are beyond the control of the Company.

Available Opportunities and Competition for Investments

The success of the Company’s DeFi Ventures line of business will depend upon: (i) the availability of appropriate investment opportunities; (ii) the Company’s ability to identify, select, acquire, grow and exit those investments; and (iii) the Company’s ability to generate funds for future investments. The Company can expect to encounter competition from other entities having similar investment objectives, including institutional investors and strategic investors. These groups may compete for the same investments as the Company, may be better capitalized, have more personnel, have a longer operating history and have different return targets. As a result, the Company may not be able to compete successfully for investments. In addition, competition for investments may lead to the price of such investments increasing which may further limit the Company’s ability to generate desired returns. There can be no assurance that there will be a sufficient number of suitable investment opportunities available to invest in or that such investments can be made within a reasonable period of time. There can be no assurance that the Company will be able to identify suitable investment opportunities, acquire them at a reasonable cost or achieve an appropriate rate of return. Identifying attractive opportunities is difficult, highly competitive and involves a high degree of uncertainty. Potential returns from investments will be diminished to the extent that the Company is unable to find and make a sufficient number of attractive investments.

Share Prices of Investments

Investments in securities of public companies are subject to volatility in the share prices of the companies. There can be no assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond the Company’s control, including quarterly variations in the subject companies’ results of operations, changes in earnings, results of exploration and development activities, estimates by analysts, conditions in the mining, technological and cryptocurrency industries and general market or economic conditions. In recent years equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of the Company’s investments.

Additional Financing Requirements

The Company anticipates ongoing requirements for funds to support its growth and may seek to obtain additional funds for these purposes through public or private equity, or debt financing. There are no assurances that additional funding will be available on acceptable terms, at an acceptable level or at all. Any additional equity financing may cause shareholders to experience dilution, and any debt financing would result in interest expense and possible restrictions on the Company’s operations or ability to incur additional debt. Any limitations on the Company’s ability to access the capital markets for additional funds could have a material adverse effect on its ability to grow its investment portfolio.

No Guaranteed Return

There is no guarantee that an investment in the Company’s securities will earn any positive return in the short term or long term. The task of identifying investment opportunities, monitoring such investments and realizing a significant return is difficult. Many organizations operated by persons of competence and integrity have been unable to make, manage and realize a return on such investments. In addition, past performance provides no assurance of future success.

Management of the Company’s Growth

Significant growth in the business, as a result of acquisitions or otherwise, could place a strain on the Company’s managerial, operational and financial resources and information systems. Future operating results will depend on the ability of senior management to manage rapidly changing business conditions, and to implement and improve the Company’s technical, administrative and financial controls and reporting systems. No assurance can be given that the Company will succeed in these efforts. The failure to effectively manage and improve these systems could increase costs, which could have a materially adverse effect on the Company’s operating results and overall performance.

Due Diligence

The due diligence process undertaken by the Company in connection with investment opportunities may not reveal all facts that may be relevant in connection with the investments. Before making investments, the Company conducts due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, the Company relies on resources available including information provided by the target of the investment and, in some circumstances, third-party investigations. The due diligence process that is carried out with respect to investment opportunities may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

Exchange Rate Fluctuations

A significant portion of the Company’s cryptocurrency, DeFi protocol tokens and digital asset holdings could be invested in United States dollar denominated investments or other foreign currencies. Changes in the value of the foreign currencies in which the Company’s investments are denominated could have a negative impact on the ultimate return on its investments and overall financial performance.

Non-controlling Interests

The Company’s investments include debt instruments and equity securities of companies that it does not control. Such instruments and securities may be acquired through trading activities or through purchases of securities directly from the issuer. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which the Company does not agree or that the majority stakeholders or the management of the investee company may take risks or otherwise act in a manner that does not serve the Company’s interests. If any of the foregoing was to occur, the value of the Company’s investments could decrease and its financial condition, results of operations and cash flow could suffer as a result.

Changes in Legislation and Regulatory Risk

There can be no assurance that laws applicable to the Company or the businesses in which the Company invests, including securities legislation, will not be changed in a manner which adversely affects the Company. If such laws change, such changes could have a negative effect upon the value of the Company and upon investment opportunities available to the Company.

Risks Relating to the Financial Condition of the Company

Limited Operating History as a DeFi Company

The Company announced its focus in the DeFi industry on January 19, 2021. The Company’s limited operating history and the lack of meaningful historical financial data makes it difficult to fully evaluate the Company’s prospects. To the extent that the Company is able to execute its business plan, its business will be subject to all of the problems that typically affect a business with a limited operating history, such as unanticipated expenses, capital shortfalls, delays in program development and possible cost overruns. Investment in the securities of the Company is highly speculative given the nature of the Company’s business.

The Company’s success will depend on many factors, including some which may be beyond its control or which cannot be accounted for at this time, such as the market’s acceptance of the products of its investee companies, the emergence of potential competitors, and changes in economic conditions. For the reasons discussed in this section and elsewhere in this AIF, it is possible that the Company may not generate revenues or profits in the foreseeable future or at all.

No History of Operating Revenue and Cash Flow

The Company is dependent on financings and future cash flows to meet its obligations. The future performance of the business and the ability of the Company’s subsidiaries to provide the Company with payments may be constrained by factors such as, among others: success of the Company’s corporate strategy, economic downturns; technological and regulatory changes; the cash flows generated by operations, investment activities and financing activities; and the level of taxation, particularly corporate profits and withholding taxes. If the Company is unable to generate sufficient cash from operations, the Company may be required to incur indebtedness, raise funds in a public or private equity or debt offering, or sell some or all of its assets. There can be no assurance that any such financing will be available on satisfactory terms or that it will be sufficient.

The Company may be subject to limitations on the repatriation of earnings in each of the countries where the Company, including its investee companies, do business. In particular, there may be significant withholding taxes applicable to the repatriation of funds from foreign countries to Canada. There can be no assurance that changes in regulations, including tax treaties, in and among the relevant countries where the Company or its investee companies do business will not take place, and if such changes occur, they may adversely impact the Company’s ability to receive sufficient cash payments from its subsidiaries.

Insufficient Cash Flow and Funds in Reserve

The Company’s cash flow and funds in reserve may not be sufficient to fund its ongoing activities at all times and from time to time and it may require additional financing in order to carry out its activities. In addition, the Company may incur major unanticipated liabilities or expenses. Although the Company has been successful in the past in financing its activities, there can be no assurance that the Company will be able to obtain additional financing on commercially acceptable terms. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of Company. There is risk that if the economy and banking industry experienced unexpected and/or prolonged deterioration, the Company’s access to additional financing may be affected. This may be further complicated by the limited market liquidity for shares of smaller companies such as the Company, restricting access to some institutional investors. Due to uncertainty in the capital markets, the Company may from time to time have restricted access to capital and increased borrowing costs. To the extent that external sources of capital become limited, unavailable, or available on onerous terms, the Company’s ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition, results of operations and prospects may be affected materially and adversely as a result.

The Company, along with all other companies, may face reduced cash flow and restricted access to capital if the global economic situation deteriorates. A prolonged period of adverse market conditions may impede the Company’s ability to grow and complete additional acquisitions, if desired. In addition, a prolonged period of adverse market conditions may impede the Company’s ability to service any of its loans or arrange alternative financing when the existing loans become due. In each case, the Company’s business, financial condition, results of operations and prospects would be adversely affected.

Conflicts of Interest may Arise

Certain current or future directors and officers of the Company and its subsidiaries may be shareholders, directors and officers of other companies that may operate in the same sectors as the Company. Such associations may give rise to conflicts of interest from time to time. The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in such conflict is required under the applicable corporate laws to disclose his or her interest and to abstain from voting on such matter.

Risks Relating to the Common Shares

Market Price of Common Shares may Experience Volatility

The market price of the Common Shares has been volatile in the past and may continue to be volatile. The market price is, and could be, subject to wide fluctuations due to a number of factors, including actual or anticipated fluctuations in the Company’s results of operations, changes in estimates of its future results of operations by management or securities analysts, market rumours, investments or divestments by the Company or its competitors and general industry changes.

Many of the factors that could affect the market price of the Common Shares are outside of the Company’s control. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of the Common Shares. The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of the Common Shares.

Shareholders’ Interest in the Company may be Diluted in the Future

If the Company raises additional funding by issuing additional equity securities, or securities convertible into equity, such financing may substantially dilute the interests of shareholders.

The Company has Never Paid Dividends and may not do so in the Foreseeable Future

The Company has never paid cash dividends on its Common Shares. Currently, the Company intends to retain its future earnings, if any, to fund the development and growth of its business, and does not anticipate paying any cash dividends on its Common Shares in the near future. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on investment in any Common Shares in the foreseeable future.

Multilateral Instrument 52-109 Disclosure

Evaluation of disclosure controls and procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation, and that such information is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosures.

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded, based on our evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal controls over financial reporting

The CEO and CFO, together with other members of Management, have designed internal controls over financial reporting based on the Internal Control–Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 1992). These controls are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual audited financial statements in accordance with IFRS.

The Company reassessed the application of IFRS on the accounting for the valuation of the Company’s holdings in 3iQ and Seba Bank AG as well as the valuation of Valour’s Genesis loan and collateral. As a result of the restatement: (i) digital assets was reduced by $10,188,642 to $104,235,682; and (ii) private investments, at fair value through profit and loss was reduced by $13,489,824 to $30,370,117 as at March 31, 2023, with an opening retained earnings impact at January 1, 2023 of $23,678,466. For more details, please refer to Note 24 of the condensed consolidated interim financial statements of the Company for three months ended March 31, 2024 and 2023. The change in accounting is considered the correction of an error for accounting purposes and, as such, required a restatement of the financial statements for the three months ended March 31, 2023. Due to the accounting error, the Company’s management has concluded that there was a material weakness in its internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements and Management’s Discussion and Analysis, will not be prevented or detected on a timely basis.

Remediation of Material Weaknesses in Internal Control over Financial Reporting

Management is committed to the planning and implementation of remediation efforts to address the material weaknesses, as well as to continuously enhance the Company’s internal controls. These remediation efforts to-date have included engaging and consulting with the external accounting and valuation advisors, considering authoritative and non-authoritative guidance available in the accounting literature.

The management team, including the Chief Executive Officer and Chief Financial Officer, have reaffirmed and re-emphasized the importance of internal control, control consciousness and a strong control environment.

Material Accounting Policies

The Company’s material accounting policies can be found in Note 2 of its annual audited financial statements for the years ended December 31, 2023 and 2022.

Critical Accounting Estimates and Assumptions

The preparation of the Company’s Consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated financial statements are as follows:

Accounting for digital assets

The IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 7) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase other exchanges consistent with the final terms for each ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Vomex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. Valuation technique such as Black Scholes model is used to value these instruments.

Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

Business combinations and goodwill

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

Contingencies

Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets, intangibles and goodwill. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. See Note 8 for the discussion regarding impairment of the Company’s non-financial assets.

Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

Assessment of transaction as an asset purchase or business combination

Significant acquisitions require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future performance of these assets.

Control

Significant judgment is involved in the determination whether the Company controls under IFRS 10. The Company is deemed to control an investee when it demonstrates: power over the investee, exposure, or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. There is judgement required to determine whether these criterions are met. The Company determined it controlled Valour Digital Securities Limited through its role as arranger.